Exhibit 99.12

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold and Mill City Gold Announce Discontinuation of Nevada Project;
Results to Date Indicate Further Exploration Not in Best Interest of Shareholders

May 22, 2009, - Toronto, Ontario - Grandview Gold Inc., (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") as joint venture operator pursuant to its agreement with Mill City Gold Corp (TSX-V Symbol: MC) (“Mill City”) today announced that the Company will not continue exploration of its Pony Creek/Elliott Dome Property (the “Property”) in Nevada. The Company sites compelling new modeling data regarding both the shallow drill inferred resource and the deeper targets identified on the Property, and difficult capital market conditions as primary reasons for their decision.

"Grandview completed significant work across all major target areas on the Property these past two years in particular, but the results simply do not justify further expenditure of shareholder dollars. Given current market conditions, the vast project is far too expensive to explore and even more un-economic to 'maintain' solely from an advanced royalties perspective," says Grandview President & CEO Paul Sarjeant. Grandview completed 3-D modeling of all geologic data last season which greatly evolved its understanding of the Property and confirmed that further exploration and development of the Property is simply not economic. Sarjeant explains that "the deep Rain-type targets identified on the Property are simply too deep and expensive to explore in this current economic environment and based on results to date, there is no guarantee that a further exploration program on the Property would create any incremental value for our shareholders."

What is in the best interest of shareholders is a continued focus on opportunity, internationally and domestically. In Canada, focus remains on the major gold camps of Ontario and Manitoba where the junior gold mining environment is more robust, the Company has several high-potential properties ranging from mid-stage to grass roots development, and where royalty payments more accurately reflect the actual or implied resource potential of Company properties. Grandview is currently preparing to mobilize its Canadian exploration team to Red Lake, and news of that program is forthcoming. Also, Grandview is aggressively pursuing near-term, cash-flowing opportunities in all mining-friendly markets that will lessen the Company’s reliance on capital markets to fund exploration and acquisition.

“Globalization has created tremendous opportunity for juniors in recent years. Many of the world’s top mining companies have made enormous capital investments in politically stable environments abroad, and that outreach is opening doors for development stage companies like Grandview to expand their portfolios. To overlook these opportunities would be negligent, particularly now when so many juniors have opted out of the process entirely. We have impressive international mining experience in our Company and we’re leaning heavily on that experience as we consider new markets.” adds Michael Hitch.

Messrs Sarjeant and Hitch recently returned from South America and are completing due diligence on a producing gold property located on an entirely new gold belt in Northern Peru. “This belt has not seen any modern exploration or production techniques and we see an opportunity for a captive, in-house, cash-flowing facility that will lessen our reliance on capital markets and exposure to dilution. Cash generation is most definitely a focus moving forward and the time is right for the Company to pursue this aggressively,” adds Hitch.

For further information, contact Paul Sarjeant at 416.486.3444 #113 or visit grandviewgold.com.

About Grandview

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Forward Looking Statements

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.